SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON. DC 20549

                              FORM 12b-25

                      Notification of late filing

X form 10-K and Form 10-KSB

                                 PART I
                          REGISTRANT INFORMATION

Full name of registrant Shaw International, Inc.

Address of principal executive office (street and Number)

6025 South Eaton Lane
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City, state and zip code Littleton, CO 80123
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                                 PART II
                         RULE 12B-25bB) AND (c)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20F, 11-K or Form N-SAR, or portion thereof will be riled on or before the 15th calendar day following the prescribed
   X due date: or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

The Company became effective under the 1934 act the beginning of March 2000. The Company and its attorneys have not yet finished the 10KSB.
The Company filed its 1999 year end audited financials in its recent 10SB/A
Filing

                                PART IV
                            OTHER INFORMANTON

     (1) Name and telephone number of person to contact in regard to this notification.

Edward Myers                                  (619) 479-2809
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(Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

                                                            X Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in subject report or portion thereof?

                                                            X No

     If so attach explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be mate.

                        SHAW INTERNATIONAL, INC.
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             (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 3/30/2000 By \\ Gary A Stannell \\ President